Technology Funding
                                              1107 Investment Boulevard
                                              El Dorado Hills, California 95762

March 24, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

This letter accompanies the filing of a revised preliminary proxy for the tri-annual meeting of Limited Partners of Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. Since March 2, 2004, when we first filed a preliminary proxy for the tri-annual meeting, one of the nominees for Individual General Partner decided not to stand for reelection for health reasons. In our consideration of this development, we determined that the Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), which allows for a minimum of two Individual General Partners, should be amended to reflect that only one of the Managing General Partners will have a vote on issues of Partnership governance, thus ensuring that the majority of voting General Partners are Independent General Partners as required by the Partnership Agreement. This is clearly a material change, and we wanted to give you the opportunity to review the revised proxy.
Please take note of Proposal 3 in the revised proxy which amends Articles 3.01, 3.02, and 3.05 of the Partnership Agreement.

Also included in this letter is our response to telephonic comments received on March 3, 2005, regarding preliminary proxy statements filed with the U.S. Securities and Exchange Commission ("SEC") on March 2, 2005, for the upcoming tri-annual meetings of Limited Partners of our three venture capital funds, Technology Funding Partners III, L.P. ("P-3"), Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P. ("VP-4"), and Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. ("VP-5"), herein collectively referred to as "the Partnerships."

We have summarized the comments below, followed by our response. Unless otherwise noted, the comment refers to all three Partnerships.

1.  The Notice of Meeting should indicate the type of meeting.

We inserted "Tri-Annual" into the heading.

2. The reference to "independent certified public accountants" should be changed to "independent registered public accountant."

The change was made in all three proxy statements and on the proxy cards.

3. The information about the number of votes necessary to be elected should be written in plain English.

The paragraph now reads as follows:
"The nominees for Individual General Partners and Managing General Partners receiving the highest number of votes that constitute a majority of the Units outstanding shall be elected."

4. The nominees' consent to being named in the proxy statement should be so stated.

The sentences now read:
"Each nominee listed below has consented to continue to serve as an Individual General Partner and to being named in this Proxy Statement."
and
"The nominees have consented to continue to serve as Managing General Partners and to being named in this Proxy Statement."

5. Proposal 3 which asks Limited Partners to vote to ratify the appointment of Grant Thornton LLP as the Partnership's independent registered public accountants should be in compliance with provisions of Item 9 of Schedule 14A.

All such changes were made, including the disclosure of all fees paid to the independent registered public accountants for the last two fiscal years.

6. The proxy statements should be in compliance with provisions of Item 7(d) of Schedule 14A.

The proxy statements include a paragraph that explains that functions normally performed by standing audit, nominating and compensation committees are performed by all of the Independent General Partners of the Partnership due to the small size of the board - three independent members in the case of P-3 and VP-5 and two in the case of VP-4.

7. The proxy statements should be in compliance with provisions of Item 7(h) relating to security holders' communications to the board of directors.

The following paragraph was added to the proxy statements:
"The Annual Reports mailed to Limited Partners of record include the name and address of each Individual General Partner, so that Limited Partners may communicate directly with the Independent General Partners."

8. Redundant language in the proxy statement for VP-4, Proposal 2, Removal of the Managing General Partners, should be eliminated.

That correction was made.

9. The following language that appears in under "Limited Partner Proposals" in the proxy statements should also appear in boldface on the separate proxy cards.

The following sentence in boldface and all-caps has been inserted at the top of the proxy card: "The proxies solicited by the Partnership will confer general discretionary authority only with regard to such matters specifically noticed in this proxy."

In closing, Technology Funding and the Partnerships acknowledge that:

(1) the Partnerships are responsible for the adequacy and accuracy of the disclosure in the filings;

(2) SEC staff comments or changes to disclosure in reviewed filings in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Partnerships may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have about the proxies to Julie Anne Overton in our Santa Fe office. You may reach Ms. Overton at 800-821-5323 or 505-982-2200. Thank you.

Very truly yours,


/s/  Charles R. Kokesh
President, Technology Funding Inc.